AH 12-28-2004

SECURITIES AND ~~~ 04014565 N
Washington, D.C. 20549

cM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___OCTOBER 1, 2003___ AND ENDING___SEPTEMBER 30, 2004___

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hawthorne Securities Corp.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 DEVONSHIRE STREET

(No. and Street)

BOSTON   MA   02110

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT R JOSEPH   617-451-1422

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP

(Name – *if individual, state last, first, middle name*)

10 ST. JAMES AVENUE	BOSTON	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. JOSEPH , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

HAWTHORNE SECURITIES CORPORATION , as

of SEPTEMBER 30 , 20 04 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

[signature]
Signature

PRESIDENT
Title

[signature]

My Commission Expires Feb 7, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hawthorne Securities Corporation and Subsidiary

Annual Audited Report
Form X-17A-5   Part III

September 30, 2004

Hawthorne Securities Corporation and Subsidiary

Index to Financial Statements

September 30, 2004



MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Hawthorne Securities Corporation and subsidiary as of September 30, 2004, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Hawthorne Securities Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawthorne Securities Corporation and subsidiary at September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Boston, Massachusetts
October 29, 2004

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

September 30, 2004

Assets

Cash	$	2,745
Cash - clearing deposit		25,000
Trading and investment securities, at market value		4,940
Due from Clearing Broker		10,975
Other assets		11,173
Total Assets	$	54,833

Liabilities

Accounts payable and accrued expenses	$	6,456
Commissions payable		5,946
Total liabilities		12,402

Stockholders' Equity

Common stock, $2 par value	
Authorized 15,000 shares	
Issued and outstanding 2,512 shares	5,024
Additional paid in capital	390,982
Accumulated deficit	(353,575)
Total Stockholders' Equity	42,431

Total Liabilities and Stockholders' Equity	$	54,833

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended September 30, 2004

Revenues

Commissions

Brokerage	$ 205,489
Mutual funds	219,012
Commissions paid to sales representatives	(153,984)
Net commission income	270,517
Gain on principal trading, net	2,151
Interest and dividends	2,453
Gain on sale of investments	182
	275,303

Expenses

Compensation and benefits	91,000
General and administrative	139,040
Clearing and operations	32,498
	262,538

Net Profit $ 12,765

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended September 30, 2004

Cash Flows from Operating Activities		
Net Profit	$	12,765
Adjustments to reconcile net loss to net cash used by operating activities:		
Realized gain on sale of investments		(182)
Unrealized gain on securities		(2,151)
Depreciation		1,530
		11,962
Change in operating assets and liabilities		
Due from clearing broker		(8,375)
Other assets		(2,101)
Accounts payable and accrued expenses		(1,829)
Commissions payable		716
Cash provided by operating activities		373
Cash Flows from Investing Activities		
Proceeds from sale of investments		2,909
Purchase of investment securities		(1,190)
Cash provided by investing activities		1,719
Net Increase in Cash		2,092
Cash at Beginning of Year		25,653
Cash at End of Year	$	27,745

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity

Year Ended September 30, 2004

	Common Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit		Total
Balance at Beginning of Year	2,512	$ 5,024	$ 390,982	$(366,340)	$	29,666
Net Income	-	-	-	12,765		12,765
Balance at End of Year	2,512	$ 5,024	$ 390,982	$(353,575)	$	42,431

Hawthorne Securities Corporation and Subsidiary
Notes to Financial Statements
September 30, 2004

Note 1 - Nature of Business

Hawthorne Securities Corporation (the "Company") is a registered broker dealer incorporated in Massachusetts. The Company provides a wide range of brokerage services for individuals and corporations, primarily located in New England and Florida. Mutual fund and securities transactions are cleared by First Clearing Corporation (FCC) on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and Hawthorne Insurance Agency, Inc. (the "Agency") it's wholly owned subsidiary. The Agency was organized to sell life, health, and accident insurance policies and variable annuities. The Agency is inactive as of September 30, 2004, and no business has been transacted.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

Customers' securities transactions and related brokerage commissions and expenses are recorded on a settlement date basis. Settlement date accounting does not differ materially from trade date accounting.

Trading and investment securities and securities sold not yet purchased are valued at quoted market values. Unrealized gains and losses are included in gain on principal trading. Securities consist of stocks and warrants. Securities transactions of the Company are recorded on a trade date basis.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable

Hawthorne Securities Corporation and Subsidiary

Notes to Financial Statements

September 30, 2004

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation of $25,342. Depreciation is provided by straight line and accelerated methods over the estimate useful lives of the assets. Depreciation expense for the year ended September 30, 2004 was $1,530.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in the valuation of deferred tax assets. These estimates are subject to change in the near term.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as calculated and defined in Rule 15c3-1.

The Company is required to maintain a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15 to 1. At September 30, 2004, the Company had net capital pursuant to rule 15c3-1 of $30,858 which was $25,858 in excess of its required net capital of $5,000.

Note 4 - Income Taxes

The Company has operating loss carryforwards of $221,000 which may reduce income taxes in future years. These operating loss carryforwards expire through the year 2023. A valuation allowance has been recorded to reflect the uncertainty of realizing the income tax benefits.

Hawthorne Securities Corporation and Subsidiary

Notes to Financial Statements

September 30, 2004

Note 4 - Income Taxes (Continued)

The following is a summary of the Company's deferred income taxes as of September 30, 2004:

Deferred Tax Assets:	
Net operating loss carryforwards	$ 221,000
Effective tax rate	30 %
Potential tax savings	66,300
Valuation allowance	(66,300)
Net Deferred Tax Asset	$ -

Note 5 - Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes transactions as an agent between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. The Company has not experienced any significant nonperformance by counter parties.

Obligations arising from securities sold but not yet repurchased in connection with its normal trading activities expose the Company to off balance sheet risk in the event market prices increase, since the Company may be obligated to repurchase these short positions at a greater price.

From time to time, the Company maintains cash in financial institutions in excess of insured limits.

Hawthorne Securities Corporation and Subsidiary

Notes to Financial Statements

September 30, 2004

Note 6 - Commitments and Contingencies

The Company rents office space under a noncancellable operating lease which expires June 30, 2008. The lease requires for a base monthly rent ranging from $2,444 to $2,869. Rental expense for the year 2004 was $30,940. The lease also provides for additional rent based upon the Company's proportionate share of the lessors operating expenses.

The following is a schedule by year of the minimum payments due under terms of the lease:

Year Ending September 30	Amount
2005	$ 30,919
2006	32,194
2007	33,469
2008	25,819
	$ 122,401

Note 7 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Boston, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Hawthorne Securities Corporation and Subsidiary
Schedule I
September 30, 2004

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital			$ 42,431
Deductions for Nonallowable Assets			
Prepaid expenses	$	7,373	
Investment - warrants		3,300	
Investment in subsidiary		100	10,773
Net capital before haircuts			31,658
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)			
Stocks and money market accounts			800
Net Capital			$ 30,858

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	826
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$	5,000
Excess Net Capital	$	25,858
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	29,618

Hawthorne Securities Corporation and Subsidiary

Schedule I (Continued)

September 30, 2004

Computation of Aggregate Indebtedness

Total Liabilities	$	12,402
Subordinated debt		-
Total Aggregate Indebtedness	$	12,402
Percentage of Aggregate Indebtedness to Net Capital		40

Reconciliation of Net Capital:

Net Capital reported on Part IIA Focus Report	$	34,315
Increase in accrued excise tax		(456)
Increase in accounts payable		(3,001)
Net Capital per audited financial statements	$	30,858